

July 5, 2005

via facsimile and U.S. mail

Mr. Michael D. Lundin
President and Chief Executive Officer
Oglebay Norton Company
North Point Tower
1001 Lakeside Ave. 15th Floor
Cleveland, Ohio 44114-1151

> Re: **Oglebay Norton Company**
> Form 10-K, for the year ended December 31, 2004
> File No. 000-32665

Dear Mr. Lundin:

We have reviewed the above filing and have the following comments. Our review has been limited to the areas identified below.   Please provide us a response to the comments and include appropriate disclosure in future filings.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Properties, page 22

1.   The table located at the bottom of page 24, labels the reserves as measured and indicated. Change this nomenclature to Proven and Probable to be consistent with the ore reserve definitions of Industry Guide 7.

High quality & purity limestone is generally defined by the calcium carbonate ($CaCO_3$) content as a percentage or another appropriate measurement. Does this measurement apply to the disclosed limestone properties? If so, disclose the appropriate measurements for each mining operation. If not, disclose this fact and describe the challenges to meet product specifications, define the effect on the ore reserve estimates, mining & processing recoveries, and the processing operations.

High quality & purity silica sand deposits are generally defined by the silica (SiO2) content as a percentage, average screen size or another appropriate measurement. Does this measurement apply to the disclosed silica sand properties? If so, disclose the appropriate measurement for each silica sand mining operation. If not disclose this fact and the challenges to meet product specifications, define the effect on the ore reserve estimates, mining & processing recoveries, and the processing operations.

Properties, page 22

2.   The table on page 25 refers to potential reserves (defined as resources). Only those reserves as defined by Industry Guide 7 may be disclosed in the filing. Remove the potential reserves (defined as resources) table from the filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George (Ken) Schuler, mining engineer, at (202) 551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director